Exhibit 99.2

Franco Nevada

Franco-Nevada
Franco-Nevada

2023

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at March 5, 2024 and should be read in conjunction with Franco-Nevada’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2023 and 2022 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the years ended December 31, 2023 and 2022 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Selected financial information
6	Highlights
11	Guidance
12	Market overview
13	Revenue by asset
14	Review of quarterly financial performance
19	Review of annual financial performance
24	Impairment losses
25	General and administrative and share-based compensation expenses
25	Other income and expenses
26	Summary of quarterly information
27	Balance sheet review
28	Liquidity and capital resources
34	Critical accounting policies and estimates
34	Outstanding share data
35	Internal control over financial reporting and disclosure controls and procedures
36	Non-GAAP financial measures
39	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com or our Form 40-F filed on EDGAR at www.sec.gov.

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at March 5, 2024)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	46	14	56	116
Advanced	33	9	—	42
Exploration	161	86	27	274
TOTAL	240	109	83	432

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Strategy

We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 16 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks. Creating successful long-term partnerships with operators is a core objective. The alignment and the natural flexibility of royalty and stream financing has made it an attractive source of capital for the cyclical resource sector. We also work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can provide capital to the industry when it is otherwise scarce.

2023 Management’s Discussion and Analysis	3

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In 2023, 78.0% of our revenue was earned from precious metals and 83.0% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In 2023, these interests accounted for 93.3% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

____________________________________________________

1	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 14 and 19 of this MD&A for indicative prices which may be used in the calculation of GEOs for the years ended December 31, 2023 and 2022, respectively.

2023 Management’s Discussion and Analysis	4

Selected Financial Information

	For the three months ended		For the year ended
(in millions, except Average Gold Price, GEOs sold,	December 31,		December 31,
Adjusted EBITDA Margin, per GEO amounts and per share amounts)	2023	2022	2023	2022	2021

Statistical Measures
Average Gold Price	$1,976	$1,729	$1,943	$1,801	$1,800
GEOs sold(1)	152,351	183,886	627,045	729,960	728,237

Statement of Comprehensive Loss (Income)
Revenue	$303.3	$320.4	$1,219.0	$1,315.7	$1,300.0
Costs of sales	45.1	45.8	179.3	176.9	178.3
Depletion and depreciation	68.9	73.5	273.1	286.2	299.6
Impairment losses (reversals)	1,173.3	—	1,173.3	—	(68.0)
Operating (loss) income	(987.6)	188.9	(428.0)	820.7	860.7
Net (loss) income	(982.5)	165.0	(466.4)	700.6	733.7
Basic (loss) earnings per share	$(5.11)	$0.86	$(2.43)	$3.66	$3.84
Diluted (loss) earnings per share	$(5.11)	$0.86	$(2.43)	$3.65	$3.83

Dividends declared per share	$0.34	$0.32	$1.36	$1.28	$1.16
Dividends declared (including DRIP)	$65.9	$61.6	$262.1	$245.8	$221.4
Weighted average shares outstanding	192.1	191.7	192.0	191.5	191.1

Non-GAAP Measures
Cash Costs(2)	$45.1	$45.8	$179.3	$176.9	$178.3
Cash Costs(2) per GEO sold	$296	$249	$286	$242	$245
Adjusted EBITDA(2)	$254.6	$262.4	$1,014.7	$1,106.9	$1,092.3
Adjusted EBITDA(2) per share	$1.33	$1.37	$5.28	$5.78	$5.72
Adjusted EBITDA Margin(2)	83.9%	81.9%	83.2%	84.1%	84.0%
Adjusted Net Income(2)	$172.9	$164.9	$683.1	$697.6	$673.6
Adjusted Net Income(2) per share	$0.90	$0.86	$3.56	$3.64	$3.52
Adjusted Net Income Margin(2)	$57.0%	$51.5%	$56.0%	$53.0%	$51.8%

Statement of Cash Flows
Net cash provided by operating activities	$283.5	$279.3	$991.2	$999.5	$955.4
Net cash used in investing activities	$(104.2)	$(98.2)	$(541.1)	$(145.5)	$(765.0)
Net cash used in financing activities	$(59.8)	$(43.7)	$(230.1)	$(189.0)	$(180.2)

	As at	As at	As at
	December 31,	December 31,	December 31,
(expressed in millions)	2023	2022	2021
Statement of Financial Position
Cash and cash equivalents	$1,421.9	$1,196.5	$539.3
Total assets	5,994.1	6,626.8	6,209.9
Deferred income tax liabilities	180.1	153.0	135.4
Total shareholders’ equity	5,769.1	6,417.6	6,025.2
Available capital(3)	2,402.6	2,177.7	1,621.1

1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price tables on pages 14 and 19 of this MD&A for indicative prices which may be used in the calculations of GEOs for the years ended December 31, 2023 and 2022, respectively.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income per share and Adjusted Net Income Margin are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Available capital comprises our cash and cash equivalents and the amount available to borrow under our $1 billion revolving credit facility (the “Corporate Revolver”).

2023 Management’s Discussion and Analysis	5

Highlights

Financial Update –Q4 2023 vs Q4 2022

●	152,351 GEOs sold, a decrease of 17.1%;
●	$303.3 million in revenue, a decrease of 5.3%;
●	$45.1 million, or $296 per GEO sold, in Cash Costs, compared to $45.8 million, or $249 per GEO sold;
●	$254.6 million, or $1.33 per share, of Adjusted EBITDA, a decrease of 3.0% and 2.9%, respectively;
●	83.9% in Adjusted EBITDA Margin, an increase compared to 81.9%;
●	$982.5 million, or $5.11 per share, in net loss, reflecting an impairment loss of $1,169.2 million related to our Cobre Panama streams, compared to net income of $165.0 million, or $0.86 per share;
●	$172.9 million, or $0.90 per share, in Adjusted Net Income, an increase of 4.9% and 4.7%, respectively;
●	57.0% in Adjusted Net Income Margin, an increase compared to 51.5%;
●	$283.5 million in net cash provided by operating activities, an increase of 1.5%;
●	$1,421.9 million in cash and cash equivalents as at December 31, 2023 (December 31, 2022 – $1,196.5 million);
●	$2.4 billion in available capital as at December 31, 2023 (December 31, 2022 – $2.2 billion), comprising cash and cash equivalents and the amount available to borrow under our Corporate Revolver.

Financial Update –2023 vs 2022

●	627,045 GEOs sold, a decrease of 14.1%;
●	$1,219.0 million in revenue, a decrease of 7.3%;
●	$179.3 million, or $286 per GEO sold, in Cash Costs, compared to $176.9 million, or $242 per GEO sold;
●	$1,014.7 million, or $5.28 per share, in Adjusted EBITDA, a decrease of 8.3% and 8.7%, respectively;
●	83.2% in Adjusted EBITDA Margin, a decrease compared to 84.1%;
●	$466.4 million, or $2.43 per share, in net loss, compared to net income of $700.6 million, or 3.66 per share;
●	$683.1 million, or $3.56 per share, in Adjusted Net Income, a decrease of 2.1% and 2.2%, respectively;
●	56.0% in Adjusted Net Income Margin, an increase compared to 53.0%;
●	$991.2 million in net cash provided by operating activities, a decrease of 0.8%.

Corporate Developments

Cobre Panama Updates

As previously disclosed, Cobre Panama has been in preservation and safe management (“P&SM”), with production halted, since November 2023. On November 28, 2023, following protests and President Cortizo’s call for a mining moratorium, the Supreme Court of Justice of Panama (the “Supreme Court”) released its ruling declaring Law 406 unconstitutional.

In light of these events, we carried out an impairment assessment of the recoverable amount of our Cobre Panama streams at December 31, 2023. We took a prudent approach in our judgement of the facts and circumstances, and based on the halting of production and the political environment surrounding the ruling by the Supreme Court, we determined the recoverable amount under applicable accounting standards to be nil as at December 31, 2023. As a result, we recognized a full impairment loss of $1,169.2 million in the year ended December 31, 2023. This impairment has been taken without prejudice to, or without at present attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise.

Presidential and national legislative elections are scheduled to take place in May 2024, with a new president, Government of Panama (the “GOP”) cabinet and National Assembly expected to assume office in July 2024. In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panama, and there is a resumption of precious metal stream deliveries to Franco-Nevada, an assessment of the recoverable amount of the Cobre Panama streams will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

We are pursuing legal avenues to protect our investment in Cobre Panama. We have notified the Ministry of Commerce and Industries of Panama (“MICI”) of our intent to initiate arbitration pursuant to the Canada-Panama Free Trade Agreement. As announced to MICI, Franco-Nevada presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development. Refer to the “Contingencies” section on page 31 of this MD&A for further details.

While we continue to pursue these legal remedies, we strongly prefer and hope for a resolution with the State of Panama that results in the best outcome for the Panamanian people and all parties involved.

2023 Management’s Discussion and Analysis	6

Financing Package with Skeena Resources Ltd. on Eskay Creek Project – British Columbia, Canada

On December 18, 2023, we completed the following transactions with Skeena Resources Ltd. (“Skeena”):

(a)	Eskay Creek Royalty

We acquired an incremental 1.0% NSR for a purchase price of $41.8 million (C$56.0 million). Including our initial 1% NSR and the incremental 0.5% NSR we acquired in December 2022 for a purchase price of $19.9 million (C$27.0 million), we now hold a 2.5% NSR covering Skeena’s Eskay Creek properties. The amended royalty agreement also provides contingent consideration of $3.4 million (C$4.5 million) payable by Franco-Nevada upon the achievement of certain conditions relating to materials in the Albino Lake Storage Facility at Eskay Creek.

(b)	Skeena Convertible Debenture

We advanced $18.7 million (C$25.0 million) and received a convertible debenture (the “Skeena Convertible Debenture”). The C$25.0 million Skeena Convertible Debenture matures on the earlier of December 19, 2028 or on the completion of a project financing for Eskay Creek approved by the Board of Skeena, carries an interest rate of 7% and is convertible into common shares of Skeena at a conversion price of C$7.70. Skeena may elect to defer interest payments until maturity.

Acquisition of Additional Natural Gas Royalty Interests in Haynesville – U.S.

On November 21, 2023, we agreed to acquire, through wholly-owned subsidiaries, a royalty portfolio in the Haynesville gas play in Louisiana and Texas, for $125.0 million. The royalties are complementary to our existing Haynesville acreage and provide additional exposure to a diverse set of operators and a basin that is expected to help supply a growing LNG export capacity from the U.S. Gulf Coast. The transaction closed on January 2, 2024, subsequent to year-end. Prior to year-end, we advanced $12.5 million as a deposit held in escrow in connection with this transaction.

Funding of Financing Package with G Mining Ventures Corp. on Tocantinzinho Project – Brazil

As previously announced, on July 18, 2022, we acquired, through our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), a gold stream with reference to production from the Tocantinzinho gold project, owned by G Mining Ventures Corp. (“G Mining Ventures”) and located in Pará State, Brazil (the “Tocantinzinho Stream”), for a purchase price of $250.0 million. Additionally, through one of our wholly-owned subsidiaries, we provided G Mining Ventures with a $75.0 million secured term loan (the “G Mining Ventures Term Loan”). We also subscribed for common shares of G Mining Ventures.

(a)	Tocantinzinho Stream

The Tocantinzinho Stream deposit of $250.0 million, which was payable in instalments subject to various conditions, was fully funded in the year ended December 31, 2023. Stream deliveries to FNBC are based on gold production from the Tocantinzinho property, according to the following schedule: (i) 12.5% of gold produced until 300,000 ounces of gold have been delivered and, thereafter, (ii) 7.5% of gold produced for the remaining mine life. G Mining Ventures will receive 20% of the spot gold price for each ounce of gold delivered.

(b)	G Mining Ventures Term Loan

The G Mining Ventures Term Loan is a $75 million, 6-year term loan with an availability period of 3.5-years, drawable quarterly at G Mining Ventures’ option following full funding of the Tocantinzinho Stream. The loan will bear interest at a rate of 3-Month Term Secured Overnight Financing Rate (“3-Month SOFR”) +5.75% per annum, reducing to 3-Month SOFR +4.75% after completion tests have been achieved at the project. Amortization will begin in December 2025 with equal quarterly repayments followed by a final 25% repayment upon maturity in June 2028. Fees payable to Franco-Nevada’s subsidiary include a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount payable on principal amounts drawn.

No amounts were advanced under the G Mining Ventures Term Loan during the year ended December 31, 2023. Subsequent to year-end, on January 29, 2024, we funded $41.2 million, net of a 2% original issue discount of $0.8 million.

Pursuant to the loan, on July 18, 2022, Franco-Nevada was granted warrants with a fair value of $0.75 million to purchase 11.5 million G Mining Ventures common shares with a 5-year term and an exercise price of C$1.90 per G Mining Ventures common share.

(c)	G Mining Ventures Common Shares

On July 22, 2022, we also subscribed for 44,687,500 G Mining Ventures common shares at a share price of C$0.80 per G Mining Ventures common share for a total cost of $27.5 million (C$35.8 million).

2023 Management’s Discussion and Analysis	7

Acquisition of Additional Royalty on Magino Gold Mine – Ontario, Canada

On November 15, 2023, we acquired, through a wholly-owned subsidiary, an additional 1.0% NSR on Argonaut Gold Inc.’s (“Argonaut”) Magino gold mine in Ontario, Canada, for a purchase price of $28.0 million. Inclusive of our initial 2.0% NSR acquired on October 27, 2022, we now hold an aggregate 3.0% NSR on Magino.

Acquisition of Royalty on Wawa Gold Project – Ontario, Canada

On August 29, 2023, we acquired a 1.5% NSR on Red Pine Exploration Inc.’s Wawa gold project, located in Ontario, Canada, for a purchase price of $5.0 million (C$6.8 million). The agreement provides Franco-Nevada the option to acquire an additional 0.5% NSR based on predetermined conditions.

Acquisition of Royalties on Pascua-Lama Project – Chile

On August 8, 2023, we agreed to acquire, through a wholly-owned subsidiary, a sliding-scale gold royalty and fixed-rate copper royalty from private individuals over property pertaining to the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for an aggregate purchase price of $75.0 million.

Subsequent to year-end, on January 3, 2024, we acquired, through a wholly-owned subsidiary, an additional interest for a purchase price of $6.7 million.

Including the additional royalty interest acquired in January 2024, at gold prices exceeding $800/ounce, we now hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

Acquisition of Royalty on Volcan Gold Project – Chile

On July 6, 2023, we agreed to acquire, through a wholly-owned subsidiary, a 1.5% NSR on the Volcan gold project located in the Maricunga Gold Belt in the Atacama region of Chile for a purchase price of $15.0 million. The project is owned by Tiernan Gold Corporation (“Tiernan”), a company privately held by Hochschild Mining plc. The NSR covers the entire land package comprising the Volcan project, as well as a surrounding area of interest extending 1.5 kilometers. The agreement provides Franco-Nevada the option to acquire an additional 1.0% NSR based on predetermined conditions. We already hold an existing 1.5% NSR on the peripheral Ojo de Agua area, which is owned by Tiernan and forms part of the Volcan project.

Acquisition of Additional Royalty Interest on Caserones – Chile

We acquired, through a wholly-owned subsidiary, an incremental effective NSR totaling 0.1120% on the Caserones copper-molybdenum mine, now owned by Lundin Mining Corporation, located in the Atacama region of Chile. The incremental effective 0.1120% NSR was acquired in two transactions: (i) a 0.0260% effective NSR on March 8, 2023, for a purchase price of $2.1 million, and (ii) a 0.0860% NSR on June 29, 2023, for a purchase price of $7.3 million. Inclusive of our interest of 0.4582% acquired in April 2022, we held a 0.5702% effective NSR on Caserones as at December 31, 2023.

Subsequent to year end, on January 19, 2024, EMX Royalty Corporation (“EMX”) exercised an option to acquire a portion of our interest for a sale price of $4.7 million, such that our effective NSR on Caserones is now 0.517%.

Acquisition Agreement for New Royalties with EMX Royalty Corporation

On June 27, 2023, we executed a binding term sheet with EMX for a three-year arrangement for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Franco-Nevada will contribute 55% (up to $5.5 million) and EMX will contribute 45% (up to $4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split on a 50/50 basis.

Acquisition of Royalties on Exploration Properties – Nevada and Arizona, U.S.

On June 15, 2023, we acquired, through a wholly-owned subsidiary, a portfolio of eight royalties on exploration properties located in the states of Nevada and Arizona, including a 0.5% NSR on Integra Resources Corp.’s Wildcat and Mountain View gold projects, for a purchase price of $2.5 million.

Acquisition of Additional Royalty on Valentine Gold Project and Private Placement with Marathon Gold Corporation – Newfoundland, Canada

On June 8, 2023, we acquired an additional 1.5% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Gold project located in Newfoundland for a purchase price of $45.0 million. Inclusive of our initial 1.5% NSR (reduced from 2.0% following Marathon’s buy-back of 0.5%, as described below), we now hold an aggregate 3.0% NSR on the project.

On July 5, 2023, we acquired 6,578,947 common shares of Marathon at a price of C$0.76 per common share for an aggregate of $3.8 million (C$5.0 million), comprising the back-end of a non-brokered charity flow-through offering.

Acquisition of Royalty on Kerr-Addison Property and Share Subscription with Gold Candle Ltd. – Ontario, Canada

On April 14, 2023, we acquired a 1% NSR on Gold Candle Ltd.’s (“Gold Candle”) Kerr-Addison project located in Virginiatown, Ontario, which hosts the formerly producing Kerr-Addison gold mine, for a purchase price of $10.0 million.

On July 26, 2023, we acquired 5,454,546 common shares of Gold Candle, a private company, at a price of C$1.10 per common share for an aggregate purchase price of $4.6 million (C$6.0 million).

2023 Management’s Discussion and Analysis	8

Acquisition of Gold Royalties – Australia

On February 22, 2023, we acquired a portfolio of five primarily gold royalties from Trident Royalties Plc (“Trident”), which includes a 1.5% NSR on Ramelius Resources Limited’s Rebecca gold project (“Rebecca”) located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

Receipt of Valentine Gold Royalty Buy-back – Newfoundland, Canada

On February 22, 2023, Marathon exercised its option to buy-back 0.5% of the initial 2.0% NSR on the Valentine Gold project by paying $7.0 million to Franco-Nevada. We acquired the initial 2.0% NSR on February 21, 2019 for $13.7 million (C$18.0 million).

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $9.6 million for 2023 (2022 – $12.2 million). As at December 31, 2023, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $450.2 million and Franco-Nevada has remaining commitments of up to $69.8 million.

Dividends

In Q4 2023, we declared a quarterly dividend of $0.34 per share, an increase compared to the dividend of $0.32 per share in Q4 2022. During the quarter, we paid total dividends of $65.9 million, of which $59.8 was paid in cash and $6.1 million was paid in common shares under our Dividend Reinvestment Plan (the “DRIP”). In 2023, we paid total dividends of $262.1 million, of which $233.0 million was paid in cash and $29.1 million was paid in common shares under our DRIP.

Canada Revenue Agency (“CRA”) Audit

As previously announced, on April 28, 2023, we reached a settlement with the CRA in respect of the Domestic and FAPI Reassessments, which provides for these reassessments to be vacated entirely on a without-cost basis. Under the settlement, the CRA accepts the manner in which we deduct upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. The potential tax exposure related to the vacated reassessments was $20.9 million (C$27.6 million) plus interest and penalties. We had posted security in cash for 50% of the reassessed amounts under the Domestic and FAPI Reassessments totaling $13.9 million (C$17.7 million). During the quarter, the CRA returned the full amount of the deposits to the Company.

With respect to the transfer pricing reassessments in relation to our Mexican and Barbadian subsidiaries, we believe that these reassessments are not supported by Canadian tax law and jurisprudence and continue to defend our tax filing positions. Refer to the “Contingencies” section on page 31 of this MD&A for further details on the CRA Audit.

Barbados Proposed Corporate Tax Reform

On November 7, 2023, the Government of Barbados announced proposed tax measures in response to the Organization for Economic Co-operation and Development’s (“OECD”) Pillar Two global minimum tax initiative, including an increase of the Barbados corporate tax rate to 9% effective January 1, 2024. This increase does not affect the amounts of current or deferred income taxes recognized for the year ended December 31, 2023 as the legislation was not substantively enacted at December 31, 2023. However, this change will increase our income tax charge in future periods. If the new tax rate were applied to the taxable temporary differences recognized at December 31, 2023, it is estimated that our deferred tax liability would increase by approximately $50 million.

The Government has also proposed to introduce a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%.

Global Minimum Tax

On August 4, 2023, the Government of Canada released the draft Global Minimum Tax Act (“GMTA”) for consultation, which would implement key measures of the OECD’s Pillar Two global minimum tax in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

If the GMTA legislation becomes enacted or substantively enacted, we will first become subject to the rules for our 2024 year. Since the legislation was not effective at the reporting date, we have no related current tax exposure for the year ended December 31, 2023. Further, the group has applied the exception to recognizing and disclosing information about deferred taxes arising from Pillar Two, as provided in the amendments to IAS 12. See Note 2 in the financial statements.

Under the Pillar Two legislation, we would be liable to pay a top-up tax when the effective tax rate in a jurisdiction is below the 15% minimum rate. All entities within the Franco-Nevada group, other than its one subsidiary that operates in Barbados have an effective tax rate that exceeds 15%.

We are in the process of assessing our exposure to Pillar Two taxes and will recognize and disclose known or reasonably estimable information related to such exposure when legislation becomes enacted or substantively enacted in Canada and Barbados.

2023 Management’s Discussion and Analysis	9

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on March 5, 2024 available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Cobre Panama Updates

(a)	Revised Concession Contract and Law 406

First Quantum Minerals Ltd. (“First Quantum”), its subsidiary, Minera Panama, S.A. (“MPSA”), and the GOP had been engaged in discussions regarding a revised concession contract for Cobre Panama. On March 8, 2023, First Quantum and the GOP announced that an agreement had been reached on the terms and conditions for a revised concession contract (together with subsequent modifications, the “Revised Concession Contract”). The Revised Concession Contract provides for an initial 20-year term with a 20-year extension option and additional extensions for life of mine. On October 20, 2023, the National Assembly of Panama approved the Revised Concession Contract through Law 406 with retroactive effect to December 22, 2021.

(b)	Constitutional Proceedings and Mining Moratorium

On and after October 23, 2023, amid protests against the GOP and the Revised Concession Contract, a number of claims were lodged with the Supreme Court asserting that Law 406 (which gave legal effect to the Revised Concession Contract) was unconstitutional. MPSA was not a party to that proceeding.

On October 29, 2023, President Cortizo announced that the GOP would hold a referendum on whether to terminate the Revised Concession Contract approved by Law 406 and impose a national moratorium on mining.

The National Assembly of Panama withdrew the proposal to hold a referendum on Law 406. However, on November 3, 2023, the National Assembly approved, and President Cortizo signed, Law 407, which declared a mining moratorium for an indefinite duration within Panama, including preventing any new mining concession from being granted or any existing mining concessions from being renewed or extended.

On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists. The ruling was subsequently published in the Official Gazette on December 2, 2023. The Supreme Court did not order the closure of the Cobre Panama mine.

(c)	Preservation and Safe Management

During the protests, Cobre Panama experienced illegal blockades at the Punta Rincón port and at the roads to the site that prevented the delivery of supplies that were necessary to operate the power plant. The illegal blockades at the roads to the mine site have dissipated, allowing for the delivery by road and at port of necessary supplies to conduct the P&SM program.

On December 19, 2023, the MICI announced plans for Cobre Panama which was followed by a request from MPSA for a P&SM plan for Cobre Panama. In January 2024, First Quantum and MICI had discussions related to a formalized P&SM program and the associated costs for Cobre Panama. At the request of MICI, MPSA delivered a preliminary draft for the first phase of P&SM on January 16, 2024.

Approval of Candelaria 2040 Environmental Impact Assessment

Lundin Mining Corporation announced that Antamina’s Environmental Impact Assessment (“EIA”) for the extension of operations and mine life for the Candelaria mine was approved by the Regional Environmental Commission of Atacama on September 8, 2023. Approval of the EIA will allow for the extension of Candelaria's mine life to 2040 and include various measures that will support sustainable social, economic, and environmental development in the Atacama Region.

Approval of Antamina Modified Environmental Impact Assessment

Teck Resources Limited announced that Antamina’s Modification of Environmental Impact Assessment (“MEIA”) was approved on February 14, 2024. The MEIA allows the extension of the Antamina mine life from 2028 to 2036.

2023 Management’s Discussion and Analysis	10

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and our most recent Form 40-F filed with the SEC on www.sec.gov. The Company’s Annual Information Form and Form 40-F for the year ended December 31, 2023 will be filed before March 29, 2024 and will be available on www.sedarplus.com and www.sec.gov, respectively. The 2024 guidance and five-year outlook is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

We present our guidance in reference to GEO sales. For streams, our projected GEOs reflect GEOs we acquire from the operators of our assets and subsequently sell. Our GEO sales may differ from operators’ production based on timing of deliveries, and are presented net of recovery and payability factors.

We assume Cobre Panama will remain on P&SM through 2024 and have not included any contributions from the asset in our guidance. We expect an increase in GEO sales from the balance of our Precious Metal assets in 2024 compared to their GEO sales in 2023 with initial contributions from new mines including Tocantinzinho, Greenstone, and Salares Norte. We are guiding to lower GEOs from our Energy assets based on lower assumed oil and gas prices.

	2024 guidance	2023 actual
Cobre Panama GEO sales	-	128,598
Precious Metal GEO sales (excluding Cobre Panama)	360,000 - 400,000	359,591
Total GEO sales (excluding Cobre Panama)	480,000 - 540,000	498,447
1	We expect our streams to contribute between 240,000 and 280,000 of our GEO sales for 2024. For 2023, we sold 372,882 GEOs from our streams.
2	For our 2024 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices: $1,950/oz Au, $22.50/oz Ag, $850/oz Pt, $900/oz Pd, $115/tonne Fe 62% CFR China, $75/bbl WTI oil and $2.50/mcf Henry Hub natural gas.
3	Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $69.8 million.

Precious Metals

●	South America: For Candelaria, we forecast between 72,500 and 82,500 GEOs sold, an increase from 66,710 GEOs sold in 2023 due to mine sequencing and the mine plan grade profile. For Antapaccay, we anticipate GEOs sold to decrease from 61,158 GEOs in 2023 to between 50,000 and 60,000 GEOs based on the mining sequence. For Antamina, we anticipate between 2.0 and 2.4 million silver ounces in 2024, consistent with silver ounces sold in 2023. We expect this to be equivalent to between 22,500 and 27,500 GEOs based on the commodity prices we assumed for 2024. We also expect initial contributions from our Tocantinzinho stream and royalties on Salares Norte and Mara Rosa.
●	Central America & Mexico: We assumed no deliveries from our Cobre Panama streams, with the mine currently in a P&SM with production halted. For Guadalupe-Palmarejo, we anticipate deliveries to be relatively consistent with those received in 2023, ranging between 32,500 and 37,500 GEOs, with between 30% and 40% of Palmajero’s gold sales to be covered by our stream.
●	United States: We anticipate improved PGM production at Stillwater following the recovery from a shaft incident in the first half of 2023, offset by the impact of lower forecasted PGM prices which are expected to result in a lower GEO conversion ratio than in 2023. At Marigold, we expect lower royalty payments as production at the mine is expected to decrease following record production in 2023, coupled with production taking place on ground that carries a lower royalty rate. We also anticipate slightly lower production at Goldstrike, Bald Mountain and Gold Quarry.
●	Canada: We expect higher royalty payments from our Canadian assets, with a first full year of production at Magino and the start of production at Greenstone anticipated in mid-2024. Production at Detour is also anticipated to increase as the mill continues to ramp-up to a throughput rate of 28 million tonnes per annum by the end of 2024. Production at Hemlo is also expected to improve relative to 2023, where production was impacted by interruptions to the underground operations during the year. We also expect an increase of production at Brucejack, now owned by Newmont.

2023 Management’s Discussion and Analysis	11

●	Rest of World: Tasiast is expected to deliver another strong year of production after achieving record throughput in Q4 2023. Production at Subika is expected to increase relative to 2023 due to higher open pit grade, strong underground mining rate, and reaching full processing rates in Q2 2024 after the planned delivery of a replacement girth gear. Séguéla will provide a first full year of royalty payments, having poured first gold in May 2023. We forecast MWS to deliver slightly fewer GEOs compared to 2023, as the stream is anticipated to reach its cap towards the end of the year. In Australia, we expect lower royalty payments from Duketon due to lower total production in 2024 as well as a lower proportion of production being sourced from our royalty ground. Payments from our Yandal royalty, which covers the Orelia pit, are anticipated to increase as availability improves at the recently expanded Thunderbox mill.

Diversified

●	Iron ore: For our Iron Ore assets, which comprise our interests in Vale and LIORC, we assumed benchmark prices of $115/tonne 62% Fe. Together with our Other Mining assets, including our interest in Caserones, we expect our Diversified Mining assets to contribute between 25,000 and 40,000 GEOs, compared to 31,366 GEOs in 2023.
●	Energy: For our Energy assets, we expect between 85,000 and 105,000 GEOs, compared to 107,490 GEOs in 2023. The decrease reflects lower assumed commodity prices than in 2023, with $75/bbl WTI for oil and $2.50/mcf Henry Hub for natural gas, and slightly lower anticipated production at our U.S. assets, partly offset by initial contributions from our recently acquired interests in the Haynesville. In 2023, we also benefited from catch-up royalty payments which are not expected to recur in 2024. With respect to our Canadian assets, production from the Weyburn Unit is forecasted to remain relatively stable, but our Weyburn NRI is expected to be impacted by higher capital costs.

Depletion: We estimate depletion and depreciation expense in 2024 to be between $230.0 million and $260.0 million. In 2023, depletion expense was $273.1 million.

Capital Commitments: As of December 31, 2023, our remaining capital commitment to the Royalty Acquisition Venture with Continental was of $69.8 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2024. In addition, we expect to fulfill our $75.0 million term loan commitment to G Mining Ventures, of which $41.2 million was advanced in January 2024.

5-Year Outlook: We expect our portfolio to produce between 540,000 and 600,000 GEOs in 2028, of which 385,000 to 425,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes the commencement of production at Valentine Gold, Stibnite Gold, Eskay Creek, Castle Mountain Phase 2, and Copper World. It includes an expected increase in attributable sales from Vale’s Northern and Southeastern systems, higher production from Guadalupe-Palmarejo and Antamina, and continued production from Sudbury through the end of 2028. Production growth from the continued development of our U.S. Energy assets is expected to be partly offset by lower assumed commodity prices when compared to 2023. The outlook anticipates that our Candelaria stream will step down in 2027 from 68% to 40% of gold and silver produced and that our deliveries from Antapaccay will be based on 30% of gold and silver produced rather than indexed to copper production in 2028. At this stage, our outlook does not assume any production from Cobre Panama. Had Cobre Panama remained in production, we would have expected deliveries and sales of between 130,000 and 150,000 GEOs. Refer to the section “Portfolio Updates” for further details.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices hit new highs in 2023 but were volatile during the year, impacted by central bank buying, the U.S. interest rate outlook, and the relative strength of the U.S. dollar. After trading at elevated prices in 2022, oil and gas prices declined in 2023, following slower global growth, a moderate European winter, and high levels of North American inventory. Refer to the commodity price tables on pages 14 and 19 of this MD&A for further details.

2023 Management’s Discussion and Analysis	12

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from numerous assets in various jurisdictions. The following table details revenue earned from our royalty, stream and working interests for the three months and years ended December 31, 2023 and 2022:

		For the three months ended		For the year ended
(expressed in millions)	Interest and %	December 31,		December 31,
Property	(Gold unless otherwise indicated)	2023	2022	2023	2022
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$31.7	$34.0	$130.3	$125.8
Antapaccay	Stream (indexed) Gold & Silver	34.3	23.2	120.1	95.2
Antamina	Stream 22.5% Silver	12.8	14.7	50.5	68.4
Condestable	Stream Gold & Silver, Fixed through 2025 then %	6.2	5.7	23.7	22.4
Other		1.2	1.4	5.2	6.3
Central America & Mexico
Cobre Panama	Stream (indexed) Gold & Silver	$55.4	$56.9	$248.9	$223.3
Guadalupe-Palmarejo	Stream 50%	16.1	16.0	66.8	74.2
United States
Stillwater	NSR 5% PGM	$6.3	$9.4	$26.1	$36.8
Goldstrike	NSR 2-4%, NPI 2.4-6%	3.7	4.4	13.1	19.2
Marigold	NSR 1.75-5%, GR 0.5-4%	2.0	2.9	11.2	7.5
Bald Mountain	NSR/GR 0.875-5%	3.1	3.2	11.7	8.4
Gold Quarry	NSR 7.29%	—	—	3.0	4.9
Other		2.3	2.4	6.9	9.5
Canada
Detour Lake	NSR 2%	$7.1	$6.2	$25.9	$26.3
Sudbury	Stream 50% PGM & Gold	3.4	6.3	17.6	21.4
Hemlo	NSR 3%, NPI 50%	6.8	3.8	22.7	28.2
Brucejack	NSR 1.2%	1.1	1.2	5.9	5.8
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.7	1.3	6.3	5.5
Other		3.8	3.6	13.9	10.4
Rest of World
MWS	Stream 25%	$16.6	$9.8	$50.4	$39.2
Tasiast	NSR 2%	6.3	4.8	24.5	18.3
Subika (Ahafo)	NSR 2%	4.7	6.0	19.4	18.0
Sabodala	Stream 6%, Fixed to 105,750 oz	4.7	4.1	18.3	16.8
Duketon	NSR 2%	3.0	2.2	12.0	10.7
Other		4.4	2.9	16.5	17.2
		$238.7	$226.4	$950.9	$919.7
DIVERSIFIED
Vale	Various Royalty Rates	$9.0	$7.6	$35.1	$40.7
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	2.2	3.2	12.1	14.8
Other mining assets		2.9	0.5	13.2	6.9
United States (Energy)
Marcellus	GORR 1%	$6.9	$12.0	$28.0	$56.5
Haynesville	Various Royalty Rates	5.9	23.7	26.0	72.9
SCOOP/STACK	Various Royalty Rates	8.4	13.9	33.1	57.8
Permian Basin	Various Royalty Rates	11.6	14.2	47.6	52.6
Other		—	0.1	0.3	0.3
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$11.9	$12.8	$50.1	$65.0
Orion	GORR 4%	3.3	2.7	13.6	15.1
Other		2.5	3.3	9.0	13.4
		$64.6	$94.0	$268.1	$396.0
Revenue		$303.3	$320.4	$1,219.0	$1,315.7

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2023 Management’s Discussion and Analysis	13

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q4 2023	Q4 2022	Variance
Gold(1)	($/oz)	$1,976	$1,729	14.3%
Silver(1)	($/oz)	23.23	21.20	9.6%
Platinum(1)	($/oz)	912	971	(6.1)%
Palladium(1)	($/oz)	1,085	1,940	(44.1)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	127	98	29.6%

Edmonton Light	(C$/bbl)	96.68	108.41	(10.8)%
West Texas Intermediate	($/bbl)	78.32	82.65	(5.2)%
Henry Hub	($/mcf)	2.91	6.09	(52.2)%

CAD/USD exchange rate(2)		0.7343	0.7364	(0.3)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended December 31, 2023 and 2022 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended December 31,	2023	2022	Variance	2023	2022	Variance
Commodity
Gold	99,998	102,583	(2,585)	$198.7	$178.2	$20.5
Silver	15,492	18,493	(3,001)	31.2	32.7	(1.5)
PGM	4,091	8,566	(4,475)	8.8	15.5	(6.7)
Precious Metals	119,581	129,642	(10,061)	$238.7	$226.4	$12.3
Iron ore	5,620	6,230	(610)	$11.2	$10.8	$0.4
Other mining assets	1,510	301	1,209	2.9	0.5	2.4
Oil	16,406	19,619	(3,213)	32.7	34.2	(1.5)
Gas	6,860	24,630	(17,770)	13.1	42.5	(29.4)
NGL	2,374	3,464	(1,090)	4.7	6.0	(1.3)
Diversified	32,770	54,244	(21,474)	$64.6	$94.0	$(29.4)
	152,351	183,886	(31,535)	$303.3	$320.4	$(17.1)
Geography
South America	47,984	49,135	(1,151)	$96.6	$86.0	$10.6
Central America & Mexico	36,492	42,023	(5,531)	71.7	73.2	(1.5)
United States	25,648	49,814	(24,166)	50.6	86.5	(35.9)
Canada	21,700	25,394	(3,694)	43.8	44.4	(0.6)
Rest of World	20,527	17,520	3,007	40.6	30.3	10.3
	152,351	183,886	(31,535)	$303.3	$320.4	$(17.1)
Type
Revenue-based royalties	49,316	72,046	(22,730)	$97.0	$124.6	$(27.6)
Streams	90,641	97,370	(6,729)	181.4	170.6	10.8
Profit-based royalties	8,088	9,742	(1,654)	16.1	16.8	(0.7)
Other	4,306	4,728	(422)	8.8	8.4	0.4
	152,351	183,886	(31,535)	$303.3	$320.4	$(17.1)
1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2023 Management’s Discussion and Analysis	14

We earned $303.3 million in revenue in Q4 2023, down 5.3% from Q4 2022. The decrease in our revenue is primarily attributed to lower oil, gas and PGM prices, partly offset by higher gold prices. In Q4 2023, we earned 78.7% of our revenue from Precious Metals, up from 70.7% in Q4 2022. Geographically, 86.6% of our revenue was derived from the Americas in Q4 2023, compared to 90.5% in Q4 2022.

We sold 152,351 GEOs in Q4 2023 compared to 183,886 GEOs in Q4 2022. The decrease in GEOs is primarily due to lower contributions from our Energy assets as a result of a decrease in gas prices compared to the relative highs of the prior year period, coupled with the impact of a less favourable conversion ratio to GEOs for our PGM assets. A comparison of our sources of GEOs in Q4 2023 to Q4 2022 is shown below:

2023 Management’s Discussion and Analysis	15

Precious Metals

Our Precious Metal assets contributed 119,581 GEOs in Q4 2023, compared to 129,642 GEOs in Q4 2022. The decrease is primarily due to the following:

●	Cobre Panama – We sold 28,318 GEOs from our Cobre Panama streams in Q4 2023, compared to 32,778 GEOs in Q4 2022. After the successful completion of the CP100 Expansion project, Cobre Panama halted operations in November 2023 and was placed in P&SM.
●	Candelaria – We sold 15,772 GEOs from our Candelaria stream in Q4 2023, compared to 19,591 GEOs in Q4 2022, reflecting lower production at the mine.
●	Stillwater – We sold 3,160 GEOs in Q4 2023, compared to 5,454 GEOs in Q4 2022. While PGM production increased relative to the prior year period, the decrease in palladium and platinum prices has resulted in a less favourable gold conversion ratio.
●	Antamina – We sold 6,267 GEOs in Q4 2023 from our Antamina stream, compared to 8,154 GEOs in Q4 2022. Silver production at the mine was lower than in the prior year period due to a decrease in average silver grades as anticipated based on the life of mine plan.

The above decreases were partly offset by the following:

●	Antapaccay – We sold 17,033 GEOs from our Antapaccay stream in Q4 2023, compared to 13,399 GEOs in Q4 2022, as copper production at the mine benefited from higher average grades.
●	MWS – We sold 8,402 GEOs from our Mine Waste Solution stream in Q4 2023, compared to 5,653 GEOs in Q4 2022, reflecting increased production at the tailings retreatment operation.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.6 million in revenue, down from $94.0 million in Q4 2022, as a result of lower oil and gas prices compared to the relative highs of the prior year period. Our Iron Ore assets generated $11.2 million in Q4 2023, compared to $10.8 million in Q4 2022. Our Energy interests contributed $50.5 million in revenue in Q4 2023, compared to $82.7 million in Q4 2022. When converted to GEOs, Diversified assets contributed 32,770 GEOs, down from 54,244 GEOs in Q4 2022. GEOs from our Energy assets also reflect lower gold conversion ratios due to relative changes in commodity prices compared to the prior year period.

Other Mining

●	Vale Royalty – We recorded $9.0 million in revenue from our Vale Royalty in Q4 2023 compared to $7.6 million in Q4 2022, reflecting higher estimated iron ore prices.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $2.2 million in revenue in Q4 2023, compared to $3.2 million in Q4 2022. LIORC declared a cash dividend of C$0.45 per common share in the current period, compared to C$0.75 in Q4 2022. Operations at Iron Ore Company of Canada were impacted by extended plant downtime and conveyor belt failures.

Energy

●	U.S. – Revenue from our U.S. Energy interests decreased to $32.8 million in Q4 2023, compared to $63.9 million in Q4 2022. The decrease is largely a reflection of lower realized prices. Production was lower in a number of basins, with the Permian Basin assets being the exception due to the completion of new wells.
●	Canada – Revenue from our Canadian Energy interests slightly decreased relative to the prior year quarter, with $17.7 million earned in Q4 2023 compared to $18.8 million in Q4 2022. For our Weyburn NRI, the impact of lower prices was partly offset by lower operating and capital expenditures incurred at the Weyburn Unit. Production at our Orion asset improved relative to the prior year quarter, more than offsetting the decrease in realized prices.

2023 Management’s Discussion and Analysis	16

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended December 31,
(expressed in millions)	2023	2022	Variance
Costs of stream sales	$40.9	$39.8	$1.1
Mineral production taxes	0.6	0.6	—
Mining costs of sales	$41.5	$40.4	$1.1
Energy costs of sales	3.6	5.4	(1.8)
	$45.1	$45.8	$(0.7)

Costs of sales related to our streams were higher compared to Q4 2022, reflecting the increase in GEOs sold from Antapaccay and MWS. Starting in H2 2023, our applicable cost per ounce at Cobre Panama also increased compared to the prior year period, as our cost per ounce no longer reflects the discount of $100 per ounce which we received as compensation for the timing of the start and ramp-up of production at the mine. Please refer to the “Liquidity and Capital Resources – Purchase Commitments” section on page 30 of this MD&A for further details on the applicable cost per ounce for our streams.

Our costs of sales related to our Energy assets decreased compared to Q4 2022, as these include royalties payable and production taxes which vary based on revenue earned from our Energy assets.

Costs of sales incurred in Q4 2023 compared to Q4 2022 are shown below:

2023 Management’s Discussion and Analysis	17

Depletion and Depreciation

Depletion and depreciation expense totaled $68.9 million in Q4 2023, compared to $73.5 million in Q4 2022. Depletion expense incurred in Q4 2023 compared to Q4 2022 is shown below:

Income Taxes

Income tax expense was $22.7 million in Q4 2023, compared to $30.0 million in Q4 2022, comprised of a current income tax expense of $12.7 million (Q4 2022 – $14.8 million) and a deferred income tax expense of $10.0 million (Q4 2022 – $15.2 million). The decrease in income tax expense was due to changes in the proportion of income earned in each jurisdiction.

Franco-Nevada is undergoing an audit by the CRA of its 2012-2019 taxation years. Refer to the “Contingencies” section of this MD&A for further details.

Net Loss

Net loss for Q4 2023 was $982.5 million, or $5.11 per share, compared to net income of $165.0 million, or $0.86 per share, in Q4 2022. The net loss compared to the net income in the prior year is primarily attributable to the impairment loss of $1,169.2 million recognized in relation to our Cobre Panama asset and lower revenue, partially offset by an increase in finance income earned on our cash and cash equivalents and a decrease in share-based compensation and income tax expenses. Adjusted Net Income was $172.9 million, or $0.90 per share, compared to $164.9 million, or $0.86 per share, in Q4 2022. Please refer to the ”Impairment Losses” section on page 24 of this MD&A for further details on the impairment of Cobre Panama, and to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

2023 Management’s Discussion and Analysis	18

Review of Annual Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		2023	2022	Variance
Gold(1)	($/oz)	$1,943	$1,801	7.9%
Silver(1)	($/oz)	23.39	21.75	7.5%
Platinum(1)	($/oz)	967	961	0.6%
Palladium(1)	($/oz)	1,338	2,107	(36.5)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	119	122	(2.5)%

Edmonton Light	(C$/bbl)	99.55	119.73	(16.9)%
West Texas Intermediate	($/bbl)	77.62	94.23	(17.6)%
Henry Hub	($/mcf)	2.66	6.51	(59.1)%

CAD/USD exchange rate(2)		0.7411	0.7689	(3.6)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the years ended December 31, 2023 and 2022 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the year ended December 31,	2023	2022	Variance	2023	2022	Variance
Commodity
Gold	403,177	401,756	1,421	$784.4	$723.1	$61.3
Silver	64,970	77,232	(12,262)	126.7	139.9	(13.2)
PGM	20,042	31,397	(11,355)	39.8	56.7	(16.9)
Precious Metals	488,189	510,385	(22,196)	$950.9	$919.7	$31.2
Iron ore	24,421	30,803	(6,382)	$47.2	$55.5	$(8.3)
Other mining assets	6,945	3,760	3,185	13.2	6.9	6.3
Oil	71,254	86,068	(14,814)	134.9	156.0	(21.1)
Gas	26,659	84,227	(57,568)	54.1	150.9	(96.8)
NGL	9,577	14,717	(5,140)	18.7	26.7	(8.0)
Diversified	138,856	219,575	(80,719)	$268.1	$396.0	$(127.9)
	627,045	729,960	(102,915)	$1,219.0	$1,315.7	$(96.7)
Geography
South America	189,885	200,540	(10,655)	$370.7	$361.8	$8.9
Central America & Mexico	163,628	165,054	(1,426)	316.8	298.0	18.8
United States	107,782	181,378	(73,596)	208.0	327.5	(119.5)
Canada	90,464	114,799	(24,335)	177.1	205.9	(28.8)
Rest of World	75,286	68,189	7,097	146.4	122.5	23.9
	627,045	729,960	(102,915)	$1,219.0	$1,315.7	$(96.7)
Type
Revenue-based royalties	196,885	275,893	(79,008)	$380.0	$496.0	$(116.0)
Streams	372,882	382,510	(9,628)	726.7	690.0	36.7
Profit-based royalties	33,282	48,241	(14,959)	64.9	87.1	(22.2)
Other	23,996	23,316	680	47.4	42.6	4.8
	627,045	729,960	(102,915)	$1,219.0	$1,315.7	$(96.7)
1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2023 Management’s Discussion and Analysis	19

We earned $1,219.0 million in revenue in 2023, down 7.3% from 2022. The decrease in our revenue is primarily attributed to lower oil and gas prices and PGM prices, partly offset by higher gold prices. We earned 78.0% of our 2023 revenue from Precious Metal assets, compared to 69.9% in 2022. Geographically, we remain heavily invested in the Americas, with 88.0% of revenue in 2023, compared to 90.7% in 2022.

We sold 627,045 GEOs in 2023, compared to 729,960 GEOs in 2022. The decrease in GEOs is primarily due to lower contributions from our Energy assets as a result of a decrease in oil and gas prices compared to the relative highs of the prior year period, coupled with the impact of a less favourable conversion ratio to GEOs for our silver and PGM assets. A comparison of our sources of GEOs in 2023 to 2022 is shown below:

2023 Management’s Discussion and Analysis	20

Precious Metals

Our Precious Metal assets contributed 488,189 GEOs in 2023, down from 510,385 GEOs in 2022. The decrease in GEOs from Precious Metal assets compared to the prior year was primarily due to the following:

●	Antamina – We sold 25,843 GEOs in 2023 from our Antamina stream, compared to 37,572 GEOs in 2022. As expected, silver ounces sold decreased in the current period compared to the year period reflecting lower than average silver grades. In addition, production at the mine was also impacted by Cyclone Yaku which constrained logistics in March and April 2023.
●	Stillwater – We earned 13,416 GEOs from Stillwater in 2023, compared to 20,265 GEOs in 2022. Production at the mine has been impacted by ongoing operational challenges, as well as an incident that damaged shaft infrastructure in March 2023. In addition, the decrease in GEOs reflects a lower gold conversion ratio compared to 2022, due to the underperformance of palladium prices relative to gold prices.
●	Guadalupe-Palmarejo – We sold 34,455 GEOs from our Guadalupe-Palmarejo stream in 2023 compared to 41,000 GEOs in 2022 due to lower production at the mine and a lesser proportion of production being sourced from ground covered by our stream.
●	Goldstrike – We earned 6,715 GEOs from our Goldstrike royalties, compared to 10,624 GEOs in 2022. Production at the mine was impacted by a shutdown for the conversion of the Goldstrike autoclave to a conventional carbon-in-leach process in the first quarter of 2023.

The above decreases were partly offset by the following factors:

●	Cobre Panama – We sold 128,598 GEOs in 2023, compared to 123,769 GEOs in 2022. Production at the mine benefited from higher copper grades and recoveries compared to the prior year, as well as the completion of the CP100 Expansion project prior to the halting of production in November 2023. Production was suspended earlier in the year, in February 2023, for 15 days as a result of export restrictions. The mine currently remains in P&SM.
●	Antapaccay – We sold 61,158 GEOs in 2023, compared to 53,023 GEOs in 2022. Production at the mine benefited from higher copper grades and recoveries compared to the prior year. As a result of socio-political tensions in early 2023, logistics were constrained and operations were temporarily suspended in Q1 2023. Operations returned to normalized levels in March 2023.
●	MWS – We sold 25,925 GEOs in 2023, compared to 21,825 GEOs in 2022, reflecting increased production at the tailings retreatment operation.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $268.1 million in revenue in 2023, compared to $396.0 million in 2022. The decrease was primarily as a result of lower oil and gas prices compared to the relative highs of the prior year. Our Iron Ore assets generated $47.2 million in 2023, compared to $55.5 million in 2022. Our Energy interests contributed $207.7 million in revenue in 2023, compared to $333.6 million in 2022. When converted to GEOs, Diversified assets contributed 138,856 GEOs in 2023, down from 219,575 GEOs in 2022. GEOs from our Energy assets also reflect a lower gold conversion ratio due to relative changes in commodity prices compared to the prior year.

Other Mining

●	Vale Royalty – Revenue from Vale was $35.1 million in 2023 compared to $40.7 million in 2022, due to lower estimated iron ore prices and premiums and lagging sales to production.
●	LIORC – LIORC contributed $12.1 million in revenue in 2023 compared to $14.8 million in 2022. Production at Iron Ore Company of Canada in the year was impacted by plant downtime and conveyor belt failures, as well as wildfires in Northern Quebec.
●	Caserones – Revenue from our effective NSR on the Caserones mine was $5.8 million in 2023 compared to $3.0 million in 2022, reflecting both higher production levels and the additional interest we acquired in 2023.

Energy

●	U.S. – Revenue from our U.S. Energy interests decreased to $135.0 million in 2023, compared to $240.1 million in 2022, largely due to lower realized oil and gas prices. Partly offsetting the impact of lower prices was the receipt of approximately $7.0 million in catch-up royalty payments related to new wells from our Permian interests and $1.6 million in lease bonus revenue received in relation to our Haynesville interests.
●	Canada – Revenue from our Canadian Energy interests decreased to $72.7 million in 2023, compared to $93.5 million in 2022, largely due to lower realized oil and gas prices. For our Weyburn NRI, the impact of lower prices was partly offset by lower operating and capital expenditures incurred at the Weyburn Unit.

2023 Management’s Discussion and Analysis	21

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the year ended December 31,
(expressed in millions)	2023	2022	Variance
Costs of stream sales	$164.5	$158.2	$6.3
Mineral production taxes	2.1	2.1	—
Mining costs of sales	$166.6	$160.3	$6.3
Energy costs of sales	12.7	16.6	(3.9)
	$179.3	$176.9	$2.4

Costs of sales related to our streams in 2023 increased relative to 2022, with the increase primarily relating to GEOs sold from Cobre Panama. Starting in H2 2023, our applicable cost per ounce at Cobre Panama no longer reflects the discount of $100 per ounce which we received as compensation for the timing of the start and ramp-up of production at the mine, resulting in an increase in costs of sales compared to the prior year period. Please refer to the “Liquidity and Capital Resources – Purchase Commitments” section on page 30 of this MD&A for further details on the applicable cost per ounce for our streams.

Our costs of sales related to our Energy assets decreased compared to 2022, as these include royalties payable and production taxes which vary based on revenue earned from our Energy assets.

Costs of sales incurred in 2023 compared to 2022 are shown below:

2023 Management’s Discussion and Analysis	22

Depletion and Depreciation

Depletion and depreciation expense totaled $273.1 million in 2023 compared to $286.2 million in 2022, reflecting the decrease in GEOs sold in the current period. Depletion expense incurred in 2023 compared to 2022 is shown below:

Income Taxes

Income tax expense in 2023 totaled $102.2 million, compared to $133.1 million in 2022, comprised of a current income tax expense of $75.6 million (2022 – $95.7 million) and a deferred income tax expense of $26.6 million (2022 – $37.4 million).

Franco-Nevada is undergoing an audit by the CRA of its 2012-2019 taxation years. Refer to the “Contingencies” section of this MD&A for further details.

Net Loss

Net loss in 2023 was $466.4 million, or $2.43 per share, compared to net income of $700.6 million, or $3.66 per share in 2022. The net loss compared to the net income in the prior year is primarily attributable to the impairment loss of $1,169.2 million we recognized in relation to our Cobre Panama asset, lower GEOs sold and revenue, partly offset by lower depletion and shared-based compensation expenses, and higher finance income earned on our cash and cash equivalents. Adjusted Net Income, which include an adjustment for impairment losses and the gain on the Valentine Gold buy-back, was $683.1 million, or $3.56 per share, compared to $697.6 million, or $3.64 per share, earned in 2022. Please refer to the “Impairment Losses” section on page 24 of this MD&A for further details on the impairment of Cobre Panama, and to the “Non-GAAP Financial Measures” section of this MD&A for further details.

2023 Management’s Discussion and Analysis	23

Impairment Losses

For the year ended December 31, 2023, we recognized the following impairment losses:

2023
Royalty, stream and working interests, net
Cobre Panama	$1,169.2
Energy exploration assets	4.1
$1,173.3

Cobre Panama

We carried out an impairment assessment of our Cobre Panama streams at December 31, 2023. We took a prudent approach in our judgement of the facts and circumstances, and based on the halting of production and the political environment surrounding the ruling by the Supreme Court, we determined the recoverable amount under applicable accounting standards to be nil as at December 31, 2023. As a result, we recognized a full impairment loss of $1,169.2 million in the year ended December 31, 2023. This impairment has been taken without prejudice to, or without at present attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise.

Presidential and national legislative elections are scheduled to take place in May 2024, with a new president, GOP cabinet and National Assembly expected to assume office in July 2024. In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panama, and there is a resumption of precious metal stream deliveries to Franco-Nevada, an assessment of the recoverable amount of the Cobre Panama streams will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

Energy Exploration Assets

During the year ended December 31, 2023, we were notified, pursuant to various royalty agreements, that the explorer/developer of certain of our Energy assets had abandoned tenements, concessions or ground which was subject to royalty rights held by us. As a result, we wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2023, the total amount written off was $4.1 million.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2023	2022	Variance	2023	2022	Variance
Salaries and benefits	$2.5	$3.0	$(0.5)	$10.2	$9.8	$0.4
Professional fees	2.2	1.4	0.8	6.2	4.8	1.4
Community contributions	1.4	0.6	0.8	1.4	1.1	0.3
Filing fees	—	—	—	0.5	1.0	(0.5)
Office costs	0.2	0.1	0.1	0.7	0.6	0.1
Board of Directors' costs	0.1	0.1	—	0.5	0.4	0.1
Other	0.7	1.2	(0.5)	5.0	4.8	0.2
General and administrative expenses	$7.1	$6.4	$0.7	$24.5	$22.5	$2.0
Share-based compensation expenses	(1.9)	5.4	(7.3)	4.4	10.1	(5.7)
	$5.2	$11.8	$(6.6)	$28.9	$32.6	$(3.7)

General and administrative (“G&A”) and share-based compensation (“SBC”) expenses represented 2.4% of our 2023 revenue, down from 2.5% in 2022.

G&A expenses include business development expenses, which vary based on the level of business development related activities in the period and the timing of the closing of transactions. Included in professional fees are expenses incurred in relation to the intended arbitration proceedings with respect to our investment in the Cobre Panama mine. Community contributions relate to funds we have contributed to various initiatives for the benefit of communities in which we operate, or own assets.

SBC expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs. Share-based compensation was lower in 2023 than in 2022 owing to the decrease in share price during the period compared to the prior period which resulted in a reduction in the marked-to-market DSU liability, as well as lower expenses related to the vesting of RSUs.

2023 Management’s Discussion and Analysis	24

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2023	2022	Variance	2023	2022	Variance
Foreign exchange gain	$0.2	$0.7	$(0.5)	$2.3	$3.3	$(1.0)
Changes in fair value of financial instruments	11.3	(0.4)	11.7	11.3	0.3	11.0
Other income (expense)	0.8	(0.2)	1.0	0.8	—	0.8
	$12.3	$0.1	$12.2	$14.4	$3.6	$10.8

Other income (expense) include changes in fair value of financial instruments which relates to the mark-to-market gains or losses of our warrants as well as the fair value revaluation of the Skeena Convertible Debenture.

The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar. Under IFRS Accounting Standards, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. In Q4 2023 and 2023, the foreign exchange gain is primarily related to our foreign cash balances and a receivable from our Vale Royalty. The receivable is denominated in Brazilian reais and resulted in a net foreign exchange gain when converted to the Canadian dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended December 31,			For the year ended December 31,
(expressed in millions)	2023	2022	Variance	2023	2022	Variance
Finance income
Interest	$16.3	$6.7	$9.6	$52.3	$12.6	$39.7
	$16.3	$6.7	$9.6	$52.3	$12.6	$39.7
Finance expenses
Standby charges	$0.6	$0.5	$0.1	$2.3	$2.2	$0.1
Amortization of debt issue costs	0.1	0.2	(0.1)	0.5	0.9	(0.4)
Accretion of lease liabilities	0.1	—	0.1	0.1	0.1	—
	$0.8	$0.7	$0.1	$2.9	$3.2	$(0.3)

Finance income is earned on our cash and cash equivalents. The increase in finance income earned in the three months and year ended December 31, 2023 is due to the increase in our cash and cash equivalents and the increase in yields compared to the prior year periods. Finance income earned in 2022 also included interest income on the Noront loan receivable which was repaid in May 2022.

Finance expenses consist of standby charges, which represent the costs of maintaining our Corporate Revolver based on the undrawn amounts and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our Corporate Revolver. In 2023 and 2022, we did not incur interest expense as we did not borrow any amounts under our Corporate Revolver during the periods presented.

2023 Management’s Discussion and Analysis	25

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, GEOs, per GEO amounts and	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
per share amounts)	2023	2023	2023	2023	2022	2022	2022	2022
Revenue	$303.3	$309.5	$329.9	$276.3	$320.4	$304.2	$352.3	$338.8
Costs and expenses(2)	1,290.9	122.5	129.4	104.2	131.5	116.0	120.7	126.8
Operating (loss) income	(987.6)	187.0	200.5	172.1	188.9	188.2	231.6	212.0
Other income (expenses)	27.8	13.0	11.0	12.0	6.1	(0.7)	1.6	6.0
Income tax expense	22.7	24.9	27.0	27.6	30.0	30.4	36.7	36.0
Net (loss) income	(982.5)	175.1	184.5	156.5	165.0	157.1	196.5	182.0
Basic (loss) earnings per share	$(5.11)	$0.91	$0.96	$0.82	$0.86	$0.82	$1.03	$0.95
Diluted (loss) earnings per share	$(5.11)	$0.91	$0.96	$0.81	$0.86	$0.82	$1.02	$0.95
Net cash provided by operating activities	$283.5	$236.0	$261.9	$209.8	$279.3	$232.3	$257.3	$230.6
Net cash used in investing activities	(104.2)	(173.7)	(160.6)	(102.6)	(98.2)	(30.9)	(14.8)	(1.6)
Net cash used in financing activities	(59.8)	(56.8)	(56.9)	(56.6)	(43.7)	(49.1)	(48.6)	(47.6)
Average Gold Price(3)	$1,976	$1,929	$1,978	$1,889	$1,729	$1,728	$1,872	$1,874
GEOs sold(4)	152,351	160,848	168,515	145,331	183,886	176,408	191,052	178,614
Cash Costs(5)	$45.1	$48.9	$47.1	$38.2	$45.8	$42.0	$45.5	$43.6
Cash Costs(5) per GEO sold	$296	$304	$280	$263	$249	$238	$238	$244
Adjusted EBITDA(5)	$254.6	$255.1	$275.6	$229.4	$262.4	$256.7	$301.2	$286.6
Adjusted EBITDA(5) per share	$1.33	$1.33	$1.44	$1.20	$1.37	$1.34	$1.57	$1.50
Adjusted EBITDA Margin(5)	83.9%	82.4%	83.5%	83.0%	81.9%	84.4%	85.5%	84.6%
Adjusted Net Income(5)	$172.9	$175.1	$182.9	$152.2	$164.9	$159.7	$195.8	$177.2
Adjusted Net Income(5) per share	$0.90	$0.91	$0.95	$0.79	$0.86	$0.83	$1.02	$0.93
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment losses on royalty, stream and working interests of $1,173.3 million in Q4 2023.
3	Based on LBMA Gold Price PM Fix.
4	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 14 and 19 of this MD&A for indicative prices which may be used in the calculation of GEOs for the years ended December 31, 2023 and 2022, respectively.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.

2023 Management’s Discussion and Analysis	26

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At December 31,	At December 31,
(expressed in millions, except debt-to-equity ratio)	2023	2022
Cash and cash equivalents	$1,421.9	$1,196.5

Current assets	1,615.3	1,383.1
Non-current assets	4,378.8	5,243.7
Total assets	$5,994.1	$6,626.8

Current liabilities	$39.2	$50.2
Non-current liabilities	185.8	159.0
Total liabilities	$225.0	$209.2

Total shareholders’ equity	$5,769.1	$6,417.6

Total common shares outstanding	192.2	191.9
Capital management measures
Available capital	$2,402.6	$2,177.7
Debt-to-equity	—	—

Assets

Total assets were $5,994.1 million as at December 31, 2023 compared to $6,626.8 million as at December 31, 2022. Our non-current asset base is primarily comprised of royalty, stream and working interests, and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The decrease in assets compared to December 31, 2022 primarily reflects the impairment loss we recognized in relation to our Cobre Panama asset. The decrease in assets was partially offset by higher cash and cash equivalents and acquisitions and funding of our royalty, stream and working interests. Our investments, which are marked-to-market at every period-end, also increased relative to December 31, 2022.

Liabilities

Total liabilities increased compared to December 31, 2022. Total liabilities as at December 31, 2023 are primarily comprised of $30.9 million of accounts payable and accrued liabilities, $8.3 million of current income tax liabilities, and $180.1 million of deferred income tax liabilities.

Shareholders’ Equity

Shareholders’ equity decreased by $648.5 million compared to December 31, 2022, reflecting a net loss of $466.4 million and dividends of $262.1 million. Of those dividends, $29.1 million were settled through the issuance of common shares pursuant to the DRIP. The decrease in shareholders’ equity is partially offset by other comprehensive income, net of tax, of $42.1 million.

2023 Management’s Discussion and Analysis	27

Liquidity and Capital Resources

Cash flow for the years ended December 31, 2023 and 2022 was as follows:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions)	2023	2022	2023	2022
Net cash provided by operating activities	$283.5	$279.3	$991.2	$999.5
Net cash used in investing activities	(104.2)	(98.2)	(541.1)	(145.5)
Net cash used in financing activities	(59.8)	(43.7)	(230.1)	(189.0)
Effect of exchange rate changes on cash and cash equivalents	5.3	1.7	5.4	(7.8)
Net change in cash and cash equivalents	$124.8	$139.1	$225.4	$657.2

Operating Cash Flow

Net cash provided by operating activities was $283.5 million in Q4 2023 (Q4 2022 – $279.3 million). Operating cash flow in Q4 2023 was consistent compared to the same period in 2022 due to an increase in finance income and a decrease in receivables offset by a decrease in revenue.

For 2023, net cash provided by operating activities was $991.2 million (2022–$999.5 million). Operating cash flow was consistent compared to 2022 due to a decrease in revenues and net cash flow related to gold bullion we received as settlement for certain of our royalties. These outflows were offset by an increase in finance income, changes in our non-cash working capital and a decrease in income taxes paid. In addition, in 2023, the CRA returned the cash deposits in relation to our CRA audit made in 2022.

Investing Activities

Net cash used in investing activities was $104.2 million in Q4 2023 (Q4 2022 – $98.2 million) and primarily consisted of the acquisition of the additional NSR on the Eskay Creek project of $41.8 million (C$56.0 million), the additional NSR on the Magino gold mine of $28.0 million, and the advance of $18.7 million (C$25.0 million) for the Skeena Convertible Debenture and $12.5 million in escrow in connection to the acquisition of a royalty portfolio in the Haynesville gas play and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $1.6 million. Comparatively, investing activities in Q4 2022 primarily consisted of the acquisition of the royalty on the Magino Gold Project for $52.6 million, the additional NSR on Eskay Creek for $19.9 million (C$27.0 million), the royalties on Spences Bridge for $6.0 million, the Argonaut common shares for $10.0 million (C$13.6 million), the Westhaven common shares for $0.73 million (C$1.0 million) and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $6.7 million

For 2023, net cash used in investing activities was $541.1 million (2022 - $145.5 million) and primarily consisted of the funding of the Tocantinzinho stream deposit of $250.0 million, the acquisition of the Pascua-Lama royalties of $75.0 million, the additional royalty on Valentine Gold for $45.0 million, the additional NSR on the Eskay Creek project of $41.8 million (C$56.0 million), the additional NSR on the Magino gold mine of $28.0 million, the Volcan royalty of $15.0 million, the royalty on Kerr-Addison for $10.0 million, the additional royalty on Caserones for $9.4 million, the royalty on the Wawa gold project for $5.0 million (C$6.8 million), the common shares of Gold Candle for $4.6 million (C$6.0 million), the common shares of Marathon for $3.8 million (C$5.0 million), cash paid on the closing of the acquisition of the portfolio of royalties from Trident for $14.3 million and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $10.0 million. Cash used in investing activities also included the advance of $18.7 million (C$25.0 million) for the Skeena Convertible Debenture to Skeena and $12.5 million in escrow in connection to the acquisition of a royalty portfolio in the Haynesville gas play. We also received $7.0 million from Marathon for the buy-back of 0.5% of the 2.0% NSR on the Valentine Gold project. Comparatively, in 2022, investing activities consisted of the acquisition of the royalty on the Magino Gold Project for $52.6 million, the Caserones royalty for $37.4 million, the G Mining Common Shares for $27.5 million (C$35.8 million), the additional NSR on Eskay Creek for $19.9 million, the Argonaut common shares for $10.0 million (C$13.6 million), the EMX common shares for $10.0 million ($12.6 million), the Castle Mountain royalty for $6.0 million, the royalties on Spences Bridge for $6.0 million and the funding of our share of acquisitions through the Royalty Acquisition Venture with Continental of $13.3 million. These cash outlays were partially offset by the receipt of $42.7 million as repayment of our loan to Noront.

Financing Activities

For Q4 2023, net cash used by financing activities was $59.8 million (Q4 2022 – $43.7 million), reflecting the payment of dividends.

For 2023, net cash used by financing activities was $230.1 million (2022 - $189.0 million), primarily reflecting the payments of dividends.

2023 Management’s Discussion and Analysis	28

Capital Resources

Our cash and cash equivalents totaled $1,421.9 million as at December 31, 2023 (December 31, 2022 – $1,196.5 million). In addition, we held investments and a loan receivable of $254.5 million and $24.8 million, respectively, as at December 31, 2023 (December 31, 2022 – investments of $227.2 million). Of the total investments held, $241.8 million was held in publicly-traded equity instruments (December 31, 2022 – $220.8 million). Of the $241.8 million held in publicly-traded equity instruments, $152.7 million and $47.6 million relates to our holdings of LIORC and G Mining Ventures, respectively (December 31, 2022 – $157.0 million and $22.8 million, respectively).

As at the date of this MD&A, we have one revolving credit facility available. The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility which has a term maturing August 15, 2027. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 12 of the financial statements. As at December 31, 2023, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $19.3 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at March 5, 2024, we have a total of $980.7 million available under the Corporate Revolver.

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at December 31, 2023, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and the depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During 2023, the Canadian dollar traded in a range of $0.7207 to $0.7617, ending at $0.7561, and the Australian dollar traded between $0.6294 and $0.7116, ending at $0.6806.

Our near-term cash requirements include our funding commitments towards the royalty portfolio in the Haynesville gas play, the Tocantinzinho Term Loan, the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, various costs under our environmental and social initiatives, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our Corporate Revolver. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2023 Management’s Discussion and Analysis	29

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2023:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (23)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (24)	—%		—%	20	% (25)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(26)	2-Mar-12
Sudbury(27)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (28)	—%		—%	20	% (29)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, Sabodala and Tocantinzinho.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Purchase price is 20% of the average gold price at the time of delivery.
24	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
25	Purchase price is 20% of prevailing market price at the time of delivery.
26	Agreement is capped at 312,500 ounces of gold.
27	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
28	Percentage decreased to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
29	Purchase price is 20% of the spot price of gold at the time of delivery.

2023 Management’s Discussion and Analysis	30

Capital Commitments

As at December 31, 2023, we have the following capital commitments: (i) $75.0 million in connection with the Term Loan for the Tocantinzinho project, (ii) $69.8 million for our share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental Resources, and (iii) up to $5.5 million for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Refer to the “Corporate Developments” section for further details.

We also have commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to our Copper World 0.585% NSR acquired in November 2021, (ii) $8.0 million in relation to our Rio Baker (Salares Norte) royalty, (iii) $3.4 million (C$4.5 million) in relation to our Eskay Creek royalty, and (iv) $1.3 million in relation to our Rebecca royalty.

Contingencies

(a)	Cobre Panama

Cobre Panama has been in P&SM with production halted since November 2023.

First Quantum and its subsidiary, MPSA, and the GOP had been engaged in discussions regarding the Revised Concession Contract for Cobre Panama. On November 27, 2023, the Supreme Court issued a ruling (released publicly the following day) declaring Law 406 unconstitutional and stating that the effect of the ruling was that the Revised Concession Contract purportedly no longer exists. For further details, refer to the “Portfolio Updates – Cobre Panama Updates” section on page 10 of this MD&A.

Franco-Nevada is pursuing legal avenues to protect its investment in Cobre Panama and is of the view that it has rights under international law. On November 23, 2023, we notified MICI of our intent to initiate arbitration to enforce our rights under international law (“Notice of Intent”) pursuant to the Canada-Panama Free Trade Agreement (the “FTA”). On February 22, 2024, we filed an updated Notice of Intent (the “Updated Notice of Intent”) reiterating our intent to commence arbitration under the FTA. The Updated Notice of Intent also specifies that the Company presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

While Franco-Nevada is continuing to pursue these legal remedies, the Company strongly prefers and hopes for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.

(b)	Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2019 taxation years.

Settlement of Domestic and FAPI Reassessments

In prior years, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 through 2017 taxation years (the “Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. This resulted in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $15.1 million (C$19.9 million) (after applying available non-capital losses and other deductions) plus interest and penalties.

In addition, in a prior year, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments asserted that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments resulted in additional Federal and provincial income taxes of $5.8 million (C$7.7 million) plus interest and penalties.

On April 28, 2023, the Company reached a settlement with the CRA in respect of the Domestic and FAPI Reassessments, which provide for these reassessments to be vacated entirely on a without-cost basis. Under the settlement, the CRA accepts the manner in which the Company deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. This would result in no FAPI in 2012 and 2013 as computed under Canadian tax law. While the settlement of the Domestic Reassessment only addresses the taxation years that were reassessed (2014-2017), the Company’s expectation is that the manner in which it deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes will now be accepted by the CRA for the subsequent years.

The Company had posted security in cash for 50% of the reassessed amounts under the Domestic and FAPI Reassessments totaling $13.9 million (C$17.7 million). The CRA returned the full amount of the deposits to the Company.

2023 Management’s Discussion and Analysis	31

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $22.7 (C$29.9)

Transfer pricing penalties: $9.1 (C$12.0)

Interest and other penalties: $14.6 (C$19.1)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017, 2018 2019 (proposed)

For 2014-2018, 2019 (proposed):

Tax: $83.8 (C$110.7)

Transfer pricing penalties: $13.3 (C$17.6) for 2014-2017; $18.4 (C$24.4) for 2018-2019 under review

Interest and other penalties: $29.5 (C$39.1)

If the CRA were to reassess the 2020-2023 taxation years on the same basis:

Tax: $242.8 (C$321.1)

Transfer pricing penalties: $91.8 (C$121.4)

Interest and other penalties: $33.4 (C$44.2)

(i)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $19.2 million (C$25.3 million) plus estimated interest (calculated to December 31, 2023) and other penalties of $13.2 million (C$17.3 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 12 of the financial statements.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.8 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 10 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

In December 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.5 million (C$4.6 million) plus estimated interest (calculated to December 31, 2023) and other penalties of $1.4 million (C$1.8 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 10 of the financial statements. On October 26, 2023, the Company received a revised 2016 Reassessment to include transfer pricing penalties of $1.3 million (C$1.7 million). Subsequent to year-end, the Company filed a formal Notice of Objection against this revised reassessment and posted security in the form of cash for 50% of the reassessed amounts of penalties. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

2023 Management’s Discussion and Analysis	32

(ii)	Barbados (2014-2019)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.1 million (C$6.7 million) plus estimated interest (calculated to December 31, 2023) and other penalties of $3.3 million (C$4.4 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 12 of the financial statements.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.9 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 10 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

In December 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, and collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $30.1 million (C$39.8 million) plus estimated interest (calculated to December 31, 2023) and other penalties of $11.2 million (C$14.8 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 10 of the financial statements. On October 26, 2023, the Company received revised 2016 and 2017 Reassessments to include transfer pricing penalties of $11.4 million (C$15.1 million). Subsequent to year-end, the Company filed formal Notices of Objection against these revised reassessments and posted security in the form of cash for 50% of the reassessed amounts of penalties.

On November 10, 2023, the Company received a letter from the CRA (the “Proposal Letter”) proposing to reassess the 2018 and 2019 taxation years on the same basis as the 2016 and 2017 Reassessments, resulting in additional Federal and provincial income taxes of $17.2 million (C$22.7 million) for 2018 and $31.4 million (C$41.5 million) for 2019 plus estimated interest (calculated to December 31, 2023) and other penalties of $6.5 million (C$8.6 million) for 2018 and $8.5 million (C$11.3 million) for 2019. The Proposal Letter did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $6.6 million (C$8.8 million) for 2018 and $11.8 million (C$15.6 million) for 2019. On December 6, 2023, the Company received a Notice of Reassessment for the 2018 taxation year (the “2018 Reassessment”, and collectively with the 2013-2015 Reassessments and the 2016 and 2017 Reassessments, the “Transfer Pricing Reassessments”) as proposed. The Company does not agree with the 2018 Reassessment and subsequent to year-end, filed a formal Notice of Objection with the CRA and posted security in the form of cash for 50% of the reassessed amounts. The Company does not agree with the Proposal Letter and intends to file a formal Notice of Objection when the CRA issues a Notice of Reassessment for the 2019 taxation year.

If the CRA were to reassess the Company for taxation years 2020 through 2023 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $242.8 million (C$321.1 million), transfer pricing penalties of approximately $91.8 million (C$121.4 million) plus interest (calculated to December 31, 2023) and other penalties of approximately $33.4 million (C$44.2 million).

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments and the Proposal Letter, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments and the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2023 Management’s Discussion and Analysis	33

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our material accounting policies and estimates are disclosed in Notes 2 and 3 of the financial statements.

New and Amended Accounting Standards

The following standards were effective and implemented for the annual period as of January 1, 2023.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

The IASB amended IAS 1 Presentation of Financial Statements (“IAS 1) and IFRS Practice Statement 2 Making Materiality Judgements to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and provides guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

There was no significant impact to the Company’s disclosure of accounting policies as a result of the amendments.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. There was no significant impact to the current period or comparative periods presented as a result of these amendments.

Amendments to IAS 12 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The IASB amended IAS 12 Income Taxes (“IAS 12”). The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. There was no significant impact on the Company's consolidated financial statements as a result of these amendments.

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12, Income Taxes

On May 23, 2023, the IASB issued amendments to IAS 12 which introduce a mandatory temporary exception to accounting for deferred taxes arising from the jurisdictional implementation of the OECD Pillar Two model rules, and disclosure requirements for affected entities to help users better understand an entity’s exposure to Pillar Two income taxes, particularly before its effective date.

Upon issuance of the amendment, the Company applied the temporary exception immediately and retrospectively. See Note 18 of the financial statements.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date.

The amendments are not expected to have a significant impact on our consolidated financial statements.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.com and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

2023 Management’s Discussion and Analysis	34

As of March 5, 2024, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,175,042
Issuable upon exercise of Franco-Nevada options(1)	669,201
Issuable upon vesting of Franco-Nevada RSUs(2)	102,104
Diluted common shares	192,946,347
1	There were 669,201 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$194.65 per share. The above table assumes all stock options are exercisable.
2	There were 31,053 time-based RSUs and 71,051 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 150% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

During the year ended December 31, 2023, we did not issue or have any outstanding preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

An evaluation was carried out by our management, with the participation of our President & Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Franco-Nevada’s internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based on that evaluation, management, under the supervision of our President & CEO and CFO, has concluded that Franco-Nevada’s internal control over financial reporting was effective as of December 31, 2023.

An evaluation was also carried out under the supervision of the CEO and CFO and with the participation of management, of the effectiveness of the design and operation of Franco-Nevada’s disclosure controls and procedures (as defined under applicable Canadian securities laws and in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Securities Exchange Act of 1934), and based on this evaluation, management concluded that Franco-Nevada's disclosure controls and procedures were effective as of December 31, 2023.

For the year ended December 31, 2023, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Management’s report on the effectiveness of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the U.S. Securities Exchange Act of 1934) is included in the Management’s Report on Internal Control over Financial Reporting that accompanies Franco-Nevada’s Annual Consolidated Financial Statements for the fiscal year ended December 31, 2023.

2023 Management’s Discussion and Analysis	35

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2023	2022	2023	2022
Total costs of sales	$114.0	$119.3	$452.4	$463.1
Depletion and depreciation	(68.9)	(73.5)	(273.1)	(286.2)
Cash Costs	$45.1	$45.8	$179.3	$176.9
GEOs	152,351	183,886	627,045	729,960
Cash Costs per GEO sold	$296	$249	$286	$242

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

2023 Management’s Discussion and Analysis	36

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2023	2022	2023	2022
Net (loss) income	$(982.5)	$165.0	$(466.4)	$700.6
Income tax expense	22.7	30.0	102.2	133.1
Finance expenses	0.8	0.7	2.9	3.2
Finance income	(16.3)	(6.7)	(52.3)	(12.6)
Depletion and depreciation	68.9	73.5	273.1	286.2
Impairment losses	1,173.3	—	1,173.3	—
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange gain and other income	(12.3)	(0.1)	(14.4)	(3.6)
Adjusted EBITDA	$254.6	$262.4	$1,014.7	$1,106.9
Basic weighted average shares outstanding	192.1	191.7	192.0	191.5

Basic (loss) earnings per share	$(5.11)	$0.86	$(2.43)	$3.66
Income tax expense	0.12	0.16	0.53	0.70
Finance expenses	—	—	0.02	0.02
Finance income	(0.09)	(0.03)	(0.27)	(0.07)
Depletion and depreciation	0.36	0.38	1.42	1.49
Impairment losses	6.11	—	6.11	—
Gain on sale of royalty interest	—	—	(0.02)	—
Foreign exchange gain and other income	(0.06)	—	(0.08)	(0.02)
Adjusted EBITDA per share	$1.33	$1.37	$5.28	$5.78

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2023	2022	2023	2022
Adjusted EBITDA	$254.6	$262.4	$1,014.7	$1,106.9
Revenue	303.3	320.4	1,219.0	1,315.7
Adjusted EBITDA Margin	83.9%	81.9%	83.2%	84.1%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment losses and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from

2023 Management’s Discussion and Analysis	37

period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2023	2022	2023	2022
Net (loss) income	$(982.5)	$165.0	$(466.4)	$700.6
Impairment losses	1,173.3	—	1,173.3	—
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange gain and other income	(12.3)	(0.1)	(14.4)	(3.6)
Finance income related to repayment of Noront Loan	—	—	—	(2.2)
Tax effect of adjustments	(5.6)	—	(4.0)	2.8
Other tax related adjustments
Change in unrecognized deductible temporary differences	—	—	(1.7)	—
Adjusted Net Income	$172.9	$164.9	$683.1	$697.6
Basic weighted average shares outstanding	192.1	191.7	192.0	191.5

Basic (loss) earnings per share	$(5.11)	$0.86	$(2.43)	$3.66
Impairment losses	6.11	—	6.11	—
Gain on sale of royalty interest	—	—	(0.02)	—
Foreign exchange gain and other income	(0.07)	—	(0.07)	(0.02)
Finance income related to repayment of Noront Loan	—	—	—	(0.01)
Tax effect of adjustments	(0.03)	—	(0.02)	0.01
Other tax related adjustments
Change in unrecognized deductible temporary differences	—	—	(0.01)	—
Adjusted Net Income per share	$0.90	$0.86	$3.56	$3.64

Adjusted Net Income Margin

Adjusted Net Income Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted Net Income divided by revenue. Franco-Nevada uses Adjusted Net Income Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards, our investors and analysts use Adjusted Net Income Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted Net Income Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted Net Income Margin:

	For the three months ended		For the year ended
Adjusted Net Income Margin	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2023	2022	2023	2022
Adjusted Net Income	$172.9	$164.9	$683.1	$697.6
Revenue	303.3	320.4	1,219.0	1,315.7
Adjusted Net Income Margin	57.0%	51.5%	56.0%	53.0%

2023 Management’s Discussion and Analysis	38

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to resources and reserves, GEOs or mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2023 Management’s Discussion and Analysis	39

Franco-Nevada
Franco-Nevada

Franco Nevada

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FRANCO-NEVADA.COM

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